UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS

FILED PURSUANT TO § 240.13D-1(A) AND

AMENDMENTS THERETO FILED PURSUANT TO § 240.13D-2(A)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 28)

Capital Product Partners L.P.

(Name of Issuer)

Common units, representing limited partner interests

(Title of Class of Securities)

Y11082206

(CUSIP Number)

Gerasimos (Jerry) Kalogiratos

Capital Maritime & Trading Corp.

3 Iassonos Street

Piraeus, 18537, Greece

Tel: +30 210 458-4950

with a copy to:

Richard A. Pollack

Sullivan & Cromwell LLP

1 New Fetter Lane

London, EC4A 1AN

Tel: +44-20-7959-8900

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 27, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

CUSIP No. Y11082206	Page 2 of 8

1.	Name of Reporting Person Capital Maritime & Trading Corp.
2.	Check the Appropriate Box if a Member of a Group (A) ☐ (B) ☒
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization The Republic of The Marshall Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: None
	8.	Shared Voting Power: 29,808,881 Common Units(1)
	9.	Sole Dispositive Power: None
	10.	Shared Dispositive Power: 29,808,881 Common Units(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 29,808,881 Common Units(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 54.2%(2)
14.	Type of Reporting Person CO

(1)

“Common Units” refers to the common units issued by Capital Product Partners L.P. (the “Issuer”) representing limited partnership interests of the Issuer. The Marinakis family, including Evangelos M. Marinakis, through its beneficial ownership of Capital Maritime, may be deemed to beneficially own the Common Units held by Capital Maritime.

(2)	The percentages reported in this Schedule 13D are calculated using a denominator of 55,039,143 Common Units outstanding (excluding 870,522 treasury units and 348,570 general partner units).

CUSIP No. Y11082206	Page 3 of 8

1.	Name of Reporting Person Evangelos M. Marinakis
2.	Check the Appropriate Box if a Member of a Group (A) ☐ (B) ☒
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Greece

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: None
	8.	Shared Voting Power: 29,808,881 Common Units(1)
	9.	Sole Dispositive Power: None
	10.	Shared Dispositive Power: 29,808,881 Common Units(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 29,808,881 Common Units(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 54.2%(2)
14.	Type of Reporting Person IN

(1)

Represents the number of Common Units held by Capital Maritime that may be deemed to be beneficially owned by the Marinakis family, including Evangelos M. Marinakis. The Marinakis family may be deemed to beneficially own Capital Maritime.

(2)	The percentages reported in this Schedule 13D are calculated using a denominator of 55,039,143 Common Units outstanding (excluding 870,522 treasury units and 348,570 general partner units).

CUSIP No. Y11082206	Page 4 of 8

1.	Name of Reporting Person Miltiadis E. Marinakis
2.	Check the Appropriate Box if a Member of a Group (A) ☐ (B) ☒
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Greece

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: None
	8.	Shared Voting Power: 1,153,846 Common Units(1)
	9.	Sole Dispositive Power: None
	10.	Shared Dispositive Power: 1,153,846 Common Units(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,153,846 Common Units(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 2.1%(2)
14.	Type of Reporting Person IN

(1)	Represents the number of Common Units held by Capital Gas Corp. (“Capital Gas”) that may be deemed to be beneficially owned by Miltiadis E. Marinakis on behalf of the Marinakis family.
(2)	The percentages reported in this Schedule 13D are calculated using a denominator of 55,039,143 Common Units outstanding (excluding 870,522 treasury units and 348,570 general partner units).

CUSIP No. Y11082206	Page 5 of 8

This Amendment No. 28 amends and supplements the disclosures in Items 2 and 4 of the Schedule 13D (the “Schedule 13D”) filed with the SEC on April 4, 2008, as amended by amendments thereto filed on December 26, 2023, November 13, 2023, October 6, 2023, September 29, 2023, June 21, 2023, May 26, 2023, October 17, 2022, August 8, 2022, April 4, 2022, December 21, 2021, December 7, 2021, October 18, 2021, September 22, 2020, September 10, 2020, May 1, 2019, December 14, 2018, December 3, 2018, April 23, 2015, September 29, 2014, March 29, 2013, June 13, 2012, May 31, 2012, October 26, 2011, October 5, 2011, May 9, 2011, February 26, 2009, and April 30, 2008, relating to the Common Units of the Issuer, a limited partnership organized under the laws of the Republic of the Marshall Islands. Unless specifically amended hereby, the disclosures set forth in the Schedule 13D remain unchanged.

Item 2. Identity and Background.

This Schedule 13D is jointly filed by Capital Maritime & Trading Corp. (“Capital Maritime”), Evangelos M. Marinakis and Miltiadis E. Marinakis (collectively, the “Reporting Persons”).

The principal business office and address of each Reporting Person is c/o Capital Maritime, 3 Iassonos Street Piraeus, 18537, Greece.

Mr. Evangelos M. Marinakis is the chairman and a director of Capital Maritime.

Mr. Miltiadis E. Marinakis is the son of Mr. Evangelos M. Marinakis. Although not engaged in day-to-day management, Mr. Miltiadis E. Marinakis holds and oversees certain shipping interests on behalf of the Marinakis family.

Capital Maritime is a corporation incorporated in the Marshall Islands. The principal business of Capital Maritime consists of shipping and transportation services.

Capital Gas is a corporation incorporated in the Marshall Islands. The principal business of Capital Gas consists of shipping and transportation services.

The name, position, address and citizenship of the directors and executive officers of Capital Maritime are set forth on Schedule A attached hereto, and are incorporated herein by reference.

During the past five years, none of the Reporting Persons, and to the best of their knowledge, none of the Reporting Persons’ directors or executive officers (as applicable) (1) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

Item 4. Purpose of Transaction.

Item 5. Interest in Securities of the Issuer.

Paragraphs (a) and (b) of Item 5 are hereby deleted and replaced in their entirety by the following:

(a)

Capital Maritime beneficially owns 29,808,881 Common Units, representing 54.2% of the outstanding Common Units. The Marinakis family, including Evangelos M. Marinakis, may be deemed to beneficially own, in aggregate, 29,808,881 Common Units through its beneficial ownership of Capital Maritime, representing, in aggregate, 54.2% of the outstanding Common Units.

The Marinakis family, including Mr. Miltiadis E. Marinakis, may be deemed to beneficially own, in aggregate, 1,153,846 Common Units, representing 2.1% of the outstanding Common Units, through Mr. Miltiadis E. Marinakis’ beneficial ownership of 100% of Capital Gas.

Furthermore, the General Partner owns 348,570 general partner units, representing a 0.6% partnership interest in the Issuer (calculated based on an aggregate of 55,387,713 outstanding units of the Issuer (excluding 870,522 treasury units and including the general partner units). Disclosure contained in Item 4 is incorporated herein by reference.

CUSIP No. Y11082206	Page 6 of 8

(b)

Reporting Person	Shares Beneficially Owned	% of Shares Beneficially Owned	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power
Capital Maritime(1)	29,808,881	54.2%	0	29,808,881	0	29,808,881
Evangelos M. Marinakis(1)	29,808,881	54.2%	0	29,808,881	0	29,808,881
Miltiadis E. Marinakis (2)	1,153,846	2.1%	0	1,153,846	0	1,153,846

(1)	Capital Maritime shares voting and dispositive power over the 29,808,881 Common Units that it beneficially owns with the Marinakis family, including Evangelos M. Marinakis.
(2)	Capital Gas shares voting and dispositive power over the 1,153,846 Common Units that it beneficially owns with the Marinakis family, including Miltiadis E. Marinakis.

Neither the filing of the Schedule 13D nor any of its contents shall be deemed to constitute an admission that any of the Reporting Persons (other than Capital Maritime) or the persons set forth on Schedule A is the beneficial owner of the Common Units referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

Paragraph (c) of Item 5 is hereby amended and supplemented to include the following:

(c)

On December 27, 2023, Capital Maritime sold 10,000,000 Common Units to Yoda PLC, a public limited company organized in Cyprus (“Yoda”), at a price of $16.00 per Common Unit and $160.0 million in the aggregate. The sale was made pursuant to Regulation S under the Securities Act of 1933, as amended (“Regulation S”).

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended and supplemented to include the following:

Pursuant to the Unit Purchase Agreement dated December 27, 2023 (the “Unit Purchase Agreement”) between Capital Maritime and Yoda, Capital Maritime assigned to Yoda the registration rights provided for in Section 7.19 of the Partnership Agreement with respect to the 10,000,000 Common Units sold to Yoda (the “Purchased Units”); provided that Yoda shall be entitled only to one registration pursuant to Section 7.19(a) of the Partnership Agreement. In addition to such single registration pursuant to Section 7.19(a) of the Partnership Agreement, if Capital Maritime requests the Issuer to file a “Shelf Registration Statement” pursuant to and as defined in Section 3.2 of the Umbrella Agreement, Yoda may request that it be included in such Shelf Registration Statement as a selling securityholder with respect to any of the Purchased Units then held by it, subject to the provisions of said Section 3.2 of the Umbrella Agreement and Section 7.19 of the Partnership Agreement. In connection with this provision of the Unit Purchase Agreement, on December 27, 2023, Yoda provided to the Issuer a certificate (the “Certificate”) pursuant to which it agreed to be bound and subject to the terms set forth in Section 7.19 of the Partnership Agreement. Yoda also agreed that until the date that is six months from the date of the Certificate, it shall not offer, sell, pledge, deliver of otherwise transfer any Common Units except (a) pursuant to a registration statement that has become effective under the Securities Act of 1933, as amended (the “Securities Act”), (b) pursuant to offers and sales to non U.S. Persons that occur outside the United States within the meaning of Regulation S, or (c) pursuant to an exemption from registration provided by Rule 144A under the Securities Act, or any other available exemption from the registration requirements of the Securities Act that would result in the Common Units being so offered, sold, pledged, delivered or transferred becoming “restricted securities” within the meaning of Rule 144 under the Securities Act. The Unit Purchase Agreement, which includes the form of Certificate, is filed as Exhibit I hereto.

CUSIP No. Y11082206	Page 7 of 8

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: December 29, 2023

CAPITAL MARITIME & TRADING CORP.

/s/ Gerasimos (Jerry) Kalogiratos
Name:	Gerasimos (Jerry) Kalogiratos
Title:	Chief Financial Officer

EVANGELOS M. MARINAKIS

/s/ Evangelos M. Marinakis

MILTIADIS E. MARINAKIS

/s/ Miltiadis E. Marinakis

CUSIP No. Y11082206	Page 8 of 8

SCHEDULE A
Directors and Executive Officers of Capital Maritime:

Name and Position	Principal Business Address	Citizenship

Evangelos M. Marinakis	Capital Maritime & Trading Corp.	Greece

Director and Chairman	3 Iassonos Street
Piraeus, 18537, Greece

Gerasimos (Jerry) Kalogiratos	Capital Maritime & Trading Corp.	Greece

Director, President, Chief Executive Officer, Chief Financial Officer and Secretary	3 Iassonos Street
Piraeus, 18537, Greece

Pierre de Demandolx-Dedons	Capital Maritime & Trading Corp.	France

Director	3 Iassonos Street
Piraeus, 18537, Greece